

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2022

Nicholas Vita
Chief Executive Officer
Columbia Care Inc.
680 Fifth Ave., 24th Floor
New York, New York 10019

> **Re: Columbia Care Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Response dated June 3, 2022**
> **File No. 000-56294**

Dear Mr. Vita:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: James Guttman, Esq.